                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                             STIFEL FINANCIAL CORP.
         (Name of Subject Company (issuer) and Filing Person (offeror))

             Common Stock, Par Value $0.15 Per Share, and associated
                        Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                    860630102
                      (CUSIP Number of Class of Securities)

                             Thomas A. Prince, Esq.
                    Senior Vice President and General Counsel
                             Stifel Financial Corp.
                               501 North Broadway
                            St. Louis, Missouri 63102
                                 (314) 342-2000
                               Fax: (314) 342-2850
                  (Name,address and telephone number of person
                authorized to receive notices and communications
                          on behalf of filing persons)

                                 with a copy to:

                               Thomas C. Erb, Esq.
                          Lewis, Rice & Fingersh, L.C.
                               500 North Broadway
                                   Suite 2000
                            St. Louis, Missouri 63102
                                 (314) 444-7600
                               Fax: (314) 612-7613

                            Calculation of Filing Fee

         Transaction valuation:(1)                         Amount of filing fee:
         -------------------------                         ---------------------
                 $11,262,500                                     $911.14

(1) Calculated solely for purposes of determining the filing fee, based on the purchase of 850,000 shares of common stock of Stifel Financial Corp. at the tender offer purchase price of $13.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:               Filing Party: Stifel Financial
         $911.14                               Corp.
         Form or Registration                  Date Filed: September 5, 2003
         Number: 005-35338

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Stifel Financial Corp., a Delaware corporation (the "Purchaser"), to purchase up to 850,000 shares of its common stock, $0.15 par value per share (including associated preferred stock purchase rights), or such lesser number of shares as is properly tendered at a purchase price of $13.25 per share. The offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 5, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time in accordance with applicable legal requirements (including as amended or supplemented hereby) together constitute the "Offer."

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements under the Securities Exchange Act of 1934, as amended.

The information contained in the Purchaser's Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

1. The Purchaser hereby modifies the second paragraph under the subheading "Procedures for Participants in our 401(k) Plan" in Section 4 of the Offer to Purchase (and Note 2 on page 3 of the related Letter to Participants in the Stifel, Nicolaus Profit Sharing 401(k) Plan, dated September 5, 2003, filed as Exhibit (a)(1)(F) to the Schedule TO) so that it reads in its entirety as follows:

                  Our 401(k) Plan is prohibited from selling equivalent shares to us for a price that is less than the prevailing market price. Accordingly, if the purchase price is lower than the prevailing market price of our common stock at the expiration of the offer, such equivalent shares will not be tendered by the trustee or, if previously tendered, will be withdrawn by the trustee prior to the expiration of the offer.

2. The Purchaser hereby modifies the condition described in subparagraph (c)(6) to Section 7 of the Offer to Purchase so that it reads in its entirety as follows:

         (c)(6) any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, has a material adverse effect on the business, condition (financial or other), income, operations or prospects of us and our subsidiaries; or

3. The Purchaser hereby modifies the condition described in paragraph (f) to
Section 7 of the Offer to Purchase so that it reads in its entirety as follows:

         (f) any change or changes occur or are threatened in our or any of our subsidiaries' business, condition (financial or other), income, operations, prospects or stock ownership that, in our reasonable judgment, has or would have a material adverse effect on us or our subsidiaries; or

ITEM 9 .  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

1. Item 9(a) of the Schedule TO is hereby amended in its entirety as follows:

         (a) Solicitation or Recommendation. The information set forth in the Offer to Purchase under the caption "15. Fees and Expenses" is incorporated herein by reference.

2. The Purchaser hereby deletes and replaces the second sentence of the first paragraph of Section 15 of the Offer to Purchase so that it reads in its entirety as follows:

         The depositary will receive as compensation for its services a flat fee of $5,000.00 plus $15.00 for each tender received, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

ITEM 11.  ADDITIONAL INFORMATION

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

1. The Purchaser hereby deletes and replaces the second sentence of the first paragraph of the Offer to Purchase entitled "Forward-Looking Statements" so that it reads in its entirety as follows:

         We do not intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

2. Representations in the third paragraph on page 5 of the Letter of Transmittal that the shareholder has "read" the contents of the Offer to Purchase will not constitute an estoppel or a waiver of any rights that the shareholder would otherwise have in the absence of those representations. Those representations are hereby removed from the Letter of Transmittal.

ITEM 12.  EXHIBITS

(a)(1)(A)         Offer to Purchase, dated September 5, 2003.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 5, 2003.*

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 5, 2003.*

(a)(1)(F) Letter to Participants in the Stifel, Nicolaus Profit Sharing 401(k) Plan, dated September 5, 2003.*

(a)(1)(G)         Trustee Direction Form.*

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(A) Letter to stockholders from the Chairman and Chief Executive Officer of Stifel Financial Corp., dated September 5, 2003.*

(a)(5)(B) Press Release dated September 5, 2003 announcing the commencement of the Offer.*

(b)               Not applicable.

(d)(1) Amended and Restated Stifel Financial Corp. 2001 Incentive Stock Plan, incorporated herein by reference to Appendix A to Stifel Financial Corp.'s Proxy Statement on Schedule 14A filed April 11, 2002.

(d)(2) Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit
                  10.2 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported - June 22, 1987) filed July 14, 1987.

(d)(3) Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10(l) to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1997.

(d)(4) Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10(j)(2) to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1998.

(d)(5) Promissory Note dated August 1, 1999, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.

(d)(6) Promissory Note dated March 5, 2002, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.

(d)(7) Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10(s) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(d)(8) Stock Unit Agreement with Scott B. McCuaig dated December 20, 1998, incorporated herein by reference to Exhibit 10(t) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(d)(9) Amended and Restated Promissory Note dated December 21, 1998, from Ronald J. Kruszewski payable to Stifel Financial Corp., incorporated herein by reference to Exhibit 10.(u) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(g) Transcript of Statements to be made to Stockholders by Officer/Employees of Stifel Financial Corp. Regarding Self-Tender Offer.*

(h)               Not applicable.

*        Previously Filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 25, 2003





                                   By:  /s/ RONALD J. KRUSZEWSKI
                                        ----------------------------------------
                                            Ronald J. Kruszewski
                                            Chairman and Chief Executive Officer